UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**

[ ] **Form C-U: Progress Update;**

[ ] **Form C/A: Amendment to Offering Statement:**

    [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**

[ ] **Form C-AR: Annual Report**

[ ] **Form C-AR/A: Amendment to Annual Report**

[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Lunar Helium-3 Mining, LLC

Legal status of issuer:

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: AZ

    Date of organization: June 12, 2023

Physical address of issuer: 14362 N. Frank Lloyd Blvd, #1000. Scottsdale, AZ, 85260

Website of issuer: LH3M.COM

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$20,500 activation fees, $2,000 monthly subscription fee, and 8.5% of funds raised in the Offering, $15,000 monthly marketing fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Class A Membership Interests

Target number of securities to be offered: 9,709

Price (or method for determining price): $1.00

Target offering amount: $10,000.27

Oversubscriptions accepted: [X] Yes   [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis   [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,620

Deadline to reach the target offering amount: July 15, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	66,084	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	84	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-77,705	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Delaware	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4

X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD	X	Quebec	A8
X	Kentucky	KY	X	Tennessee	TN	X	Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX	X	Yukon	B0
X	Maine	ME	X	Utah	UT	X	Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Arizona	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lunar Helium-3 Mining, LLC
(Issuer)

/s/ Christorpher Salvino, Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Salvino
(Signature)

Manager (principal executive officer)
(Title)

July 16, 2024
(Date)

/s/ Ken Andresen
(Signature)

CFO (principal accounting and financial officer)
(Title)

July 16, 2024
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

LUNAR HELIUM-3 MINING, LLC
Target Offering Amount of $10,000.27
Maximum Offering Amount of $4,999,620

Lunar Helium-3 Mining, LLC (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $9,709, and up to $4,854,000, of class A membership interests of the Company (the "**Securities**" or "**Class A Interests**") at a price of $1.00 per Interest (this "**Offering**"). The Company will also charge investors a fee of 3% of their investment ("**Investor Processing Fee**"), effectively increasing the minimum offering amount to from $9,709 to $10,000.27 (the "**Target Offering Amount**") and the maximum offering amount to $4,999,620 ("**Maximum Offering Amount**"). We must raise an amount equal to or greater than the Target Offering Amount by July 15, 2025 (the "**Offering Deadline**"). The minimum investment established for investors is $1,000 ($1,030 with the Investor Processing Fee), unless waived by the Company. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). The Company has also engaged affiliates of the Intermediary to provide certain technology, marketing and transfer agent services. All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is July 16, 2024.

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities.

The Company

The Company was organized as a limited liability company in Arizona on June 12, 2023. The Company was formed to advance practical technologies for sustainably detecting and extracting lunar Helium-3 (H-3), a critical resource for achieving global energy independence through nuclear fusion and in the process participate in the global green energy movement. The Company has applied for several patents relating to mining H-3 from the moon, but does not have operations otherwise. It is uncertain if or how we may ever monetize these patents, if issued, but potential monetization could include licensing arrangements, patent protection, or actual lunar mining operations. Our manager, Chrsitopher Salvino, and our other executive management will ultimately decide the direction of the Company based on a number of factors, including, but not limited to, what and how many patents are actually issued, market conditions, potential profit margins, competition, available capital, capital expenditure expectations, and available human resources. We may never be successful in monetizing our intellectual property.

Management

We are managed by our founder, Christopher Salvino (the "**Manager**"). Mr. Salvino has a background in mechanical engineering, aerospace engineering, engineering mining, and engineering management. Our Manager will manage all Company assets and operations and perform all other duties prescribed for in our operating agreement, dated May 6, 2024, as amended from time to time ("**Operating Agreement**"). No other person shall have any right or authority to act for or bind the Company except as permitted in our Operating Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company.

We have also engaged with a nuclear physicist and a mechanical engineer to assist develop our intellectual property and a CFO and business manager to assist with our business operations.

Capital Structure

The Company is authorized to issue two classes of membership interests of the Company ("**Interests**"), Class A and Class M. The Company is authorized to issue as many Class A Interests as needed to fund its operations. Our Manager may amend the Operating Agreement at any time to provide for the issuance and creation of additional classes of Interests without the vote or consent of the Company's members.

Class A Interests are non-voting and Class M Interests shall be the only Interests permitted to vote on matters subject to member voting, which matters are limited. Consequently, our Manager will control our operations and investors will have no ability to affect such matters.

The Company has issued 45M Class M Interests to our Manager. Assuming all offered Class A Interests are sold, we will have 45M Class M and 4,854,000 Class A Interests issued and outstanding. We have no warrants or options issued.

Distributions

We do not intend to pay any dividends in the near future. Dividends will be paid if and when declared by our Manager.

Transfer Restrictions

Our Operating Agreement (attached as Exhibit C) contains significant restrictions on the transfer of Interests. Our Manager may refuse a transfer by a holder of its Interest(s) for any number of reasons. Furthermore, as our Interests are not registered under the Securities Act, transfers of our Interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. Regulation Crowdfunding, pursuant to which this Offering is being made, places restrictions on the transfer of securities acquired in a Regulation Crowdfunding offering. In addition, there is no market for our Interests and none is likely to develop in the future.

In order to maintain easy governance and a clean cap table, avoid burdensome legal requirements and facilitate future trading of Interests, the Company may transfer issued Interests to the name of a custodian selected by our Manager so long as members maintain the same economic ownership in the Company. In such instance, the custodian will be the record holder of the Interests and entitled to vote such Interests, if applicable, in accordance with its custodian agreement. By signing our Operating Agreement, Investors will appoint our Manager as their attorney in fact in order to effectuate transfer of Interests to a custodian.

The Offering

We are offering a minimum of $9,709 and a maximum of $4,854,000 in Class A Interests of the Company. Class A Interests are being sold in this Offering for $1.00 per Interest. The minimum investment for any investor is $1,000.00 ($1,030 with the Investor processing Fee), unless waived by our Manager on a case-by-case basis.

Upon subscribing for Class A Interests, investors will be charged a fee equal to 3% of their subscription amount, which will be applied to and increase the Target Offering Amount and Maximum Offering Amount and be applied to and reduce the individual investor limits (below discussed), but will not be applied towards the purchase of Class A Interests (e.g. if an investor subscribes for a $1,000.00 in Class A Interests, they will be charged $1,030.00 and receive 1,000 Class A Interests).

For certain investors investing within the first two months and/or over a certain threshold, such investors will receive bonus Interests from the Company as follows:

- o Invest within the first month → 5% Bonus Interests*
- o Invest within the next month → 2% Bonus Interests*
- o Invest $2,500+ → 5% Bonus Interests
- o Invest $5,000+ → 7% Bonus Interests
- o Invest $10,000+ → 9% Bonus Interests
- o Invest $25,000+ → 12% Bonus Interests
- o Invest $100,000+ → 15% Bonus Interests

 * Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next month begins at 12:00 am on the 30th day after Launch Date (the conclusion of the prior 30-day period) and concludes at 11:59 pm EDT 30-days later (03:59 am UTC on the 31st day). Perks based on amount invested will not be cumulative based on the aggregate amount invested over time, but rather applied to each individual investment respectively (ex. If an investor invests $50k on day 61 and $75k and day 70, the investor will get 12% bonus shares for the $50k investment and 15% bonus shares for the $75k investment). All bonus shares will be issued at the conclusion of the offering.

Class A Interests are being offered on a "best efforts" basis.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

 A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Manager, Christopher Salvino, who is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Our Manager and officers are as follows:

Name	Position and Offices Held	Term of Office
Christopher Salvino	Manager, CEO, Chief Engineer	June 2023 – Present
Ken Andresen	CFO	March 21, 2024 – Present

Christopher Salvino:

Mr. Salvino's diverse education and extensive work experience in aerospace engineering, planetary geology, space studies, flight science, mining engineering, and medicine position him to lead our team to develop a practical/commercial viable method for extracting lunar H-3 for fusion power on Earth. With Masters' degrees in Aerospace Engineering and Flight Test Engineering from the National Test Pilot School, he brings hands-on expertise in aerospace systems and challenging environments. Moreover, his background in Aerospace Medicine and his military (F-16 Fighting Falcon) flight surgeon experience, coupled with his role as a trauma/critical care surgeon provides him valuable insight into the health impacts on humans of space travel. Additionally, a Master's in Space Studies has given Mr. Salvino essential space business and policy knowledge. With advanced degrees in Planetary Geology and Engineering Mining, as well as ongoing Ph.D. research focused on lunar H-3 mining, he can ensure LH3Mthe Company's operations are both technologically feasible and focused on risk reduction.

Mr. Salvino is an experienced Trauma Medical Director (TMD) as well as the Chief Executive Officer (CEO) of an innovative engineering medical device development company. He has more than 30 years' experience starting and/or running 4 major trauma centers in the United States as a TMD. He has also participated on ~20 regional and national committees, ~76 regional/national news interviews, ~27 research studies, received 3 grants, given ~285 scientific podium presentations, taught ~36 courses, produced 11 conference posters, written 1 book chapter, authored 13 journal articles and been on the review board of 5 medical journals.

His background in mechanical engineering, aerospace engineering, engineering mining as well as formal training in engineering management has allowed him to direct over 8 million dollars of investment as the CEO of Sharpmed, LLC. Sharpmed focuses on developing cutting edge medical devices – many of which have never been seen before.

Mr. Salvino has held the following positions over the past three years:

MEDICAL: Trauma Medical Director – Chicago, IL; Phoenix & Lake Havasu, AZ
1993-current

- Created Three Trauma Centers - Two Level 1 and One Level 3
- Led 10 American College of Surgeons Trauma Center Surveys with no major type deficiencies

ENGINEERING/MEDICAL; Sharpmed, LLC, Founder & CEO – Phoenix, AZ
2016-current

- Develops, builds & markets revolutionary medical devices for select niches
- Class 1 and 2 Class FDA devices
- Developing Covid related products (i.e. first transparent

Mr. Salvino's education is as follows:

INSTITUTION AND LOCATION	DEGREE (if applicable)	Completion Date MM/YYYY	FIELD OF STUDY
University of Notre Dame; Notre Dame, IN	BS	5/1983	Biology
Loyola University; Maywood, IL	BS	5/1987	MD
Loyola University; Maywood, IL	Residency	5/1992	Gen Surgery & Traumatology
Wright State University; Dayton, OH	MS	5/1994	Aerospace Medicine
Kennedy-Western University; Cheyenne, WY	BS	5/1997	Mechanical Engineering
National Test Pilot School; Mojave, CA	MT	5/1997	Flight Test Engineering
University of North Dakota, Grand Forks, ND	MS	5/2002	Space Studies
Arizona State University, Phoenix, AZ	MS	5/2022	Planetary Geology
University of Arizona, Tucson, AZ	MS	5/2022	Engineering Mining
University of Colorado, Boulder, CO (2024)	MS	5/2024	Aerospace Engineering
University of Colorado, Boulder, CO (2024)	Certificate	5/2024	Aerospace Management
University of Arizona, Tucson, AZ (2025)	PhD	5/2025	Engineering Mining – Lunar

Ken Andresen:

Mr. Andresen is our CFO and is responsible for managing the financial actions of the organization. This includes overseeing financial planning, managing financial risks, record-keeping, and financial reporting. He ensures the company's financial statements are accurate and comply with regulations, develops strategies for long-term financial goals, and analyzes financial data to guide executive decisions. Ken is founder and Managing Member of 2nd to One Financial LLC, a strategic financial advisor, and experienced Chief Financial Officer. Ken spent 14 years with KRD Trucking, an industry leader in providing loading and transportation services for collection companies in the Waste Industry. During his tenure, Ken was influential in the company's growth from $40 to $117 million in revenue, 680 employees and a 14-state operating footprint primarily throughout the Midwest and Southeast Regions of the United States. For 8 years, Ken served as the President, Treasurer and a Board of Director for KRD Trucking predominantly focused internally on overseeing the Financial, Operational, Mechanical, and Safety pillars of the company and externally on customer relations including negotiating and executing multi-year master service agreements. Prior to becoming President, Ken served as the Chief Financial Officer of KRD Trucking. For 6 years, Ken accounted for 6 entities, created divisional budgets, built an information technology data management and KPI platform, managed a large deductible insurance program, closed a $36.6 million bank deal and successfully brought on a private equity partner through a $60 million recapitalization of the company. Ken began his career in public accounting with KPMG in Chicago, IL after graduating with Bachelor of Science Degrees in Accountancy and Finance from The University of Illinois at Urbana-Champaign.

His five-year work history is as follows:

Parkview Christian Church, Orland Park, Illinois   March 2020 –
                                                              current
        Executive Director of Finance and Facilities
          ● Oversee Finance Team and all financial accounting and reporting functions
          ● Manage Year-End Financial Statement Audit and 501(c)(3) processes
          ● Administer of Payroll, 403(b) Retirement and Health Insurance benefit programs
          ● Oversee Facilities Team and Properties at 3 campus locations

His educational background is as follows:
UNIVERSITY OF ILLINOIS, Urbana-Champaign, Illinois
Bachelor of Science in Accountancy, May 2004

UNIVERSITY OF ILLINOIS, Urbana-Champaign, Illinois
Bachelor of Science in Finance, May 2004

Indemnification

Indemnification is authorized by the Company to our manager and its officers, directors, managers, members, and affiliates performing services for the Company pursuant to Arizona law and the Company's Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. See Article 13 of the Company's Operating Agreement attached as Exhibit C for further details.

DESCRIPTION OF BUSINESS

Description of the Business

The Company was organized as a limited liability company in Arizona on June 12, 2023. The Company was formed to develop technology for mining the moon for a rare isotope of helium that could be used for fusion power and other applications here on Earth. The goal is to develop extraction technology that is small, light and easy to transport to and operate on the moon. The technology is intended to include technology for detecting, mining and storing H-3 and transporting it back to Earth.

H-3 is a stable isotope of helium. The moon is bombarded with solar wind that deposits high energy particles like H-3 on the lunar surface, whereas the element is scarce on Earth. Mining for H-3 has been contemplated for years, but scientists are just now starting to develop the technologies and methods that could make such concept a reality. However, it will take many more years and steps to make fusion using H-3 a commercially viable energy source here on Earth and/or in space.

The Company is dedicated to advancing practical technologies for detecting and extracting lunar Helium-3 (H-3), a critical resource for achieving global energy independence through nuclear fusion. We are strongly aligned with President Biden's clean energy initiative with respect to fusion power commercialization. The Company's primary objective is to establish sustainable and practical processes for extracting and transporting H-3 from the moon to Earth. We are focused on continuing to advance our Technology Readiness Levels (TRL1-2) strategically and methodically by working "within" the constraints of the environment of the moon. Leveraging H-3 as a primary fuel source for nuclear fusion has the potential to replace reliance on nuclear fission and fossil fuels, paving the way for a low-cost, truly global green energy solution worldwide.

The Company's multidisciplinary team, comprised of aerospace engineers, nuclear physicists, mechanical engineers, project engineering managers, and mathematicians, has been integral to our success to date. By using systems engineering principles and agile management techniques, our group has fostered a culture of collaboration, innovation and bonding.

In less than 12 months, our team has made notable progress with the filing of seven patent applications and the submission of a NASA PICASSO grant (with a focus on evaluating three different proposed methods of lunar H-3 detection/concentration). We also had two podium presentations at the 2024 Society of Mining, Metallurgy & Exploration Conference addressing lunar mining challenges.

The Company is uncertain if or how we may ever monetize these patents, if issued, but potential monetization could include licensing arrangements, patent protection lawsuits, or actual lunar mining operations. Our Manager and other executive management will ultimately decide the direction of the Company based on a number of factors, including, but not limited to, what and how many patents are actually issued, market conditions, potential profit margins, competition, available capital, capital expenditure expectations, and available human resources. We may never be successful in monetizing our intellectual property. Accordingly, Investors should consider an investment in the Company as completely speculative and Investors should be prepared to lose their entire investment in the Company.

Market Opportunity

Nuclear fusion is rapidly being developed with the goal of commercialization in 5-10 years; with research in more than 10 countries. So far, scientists must use substandard fuel (tritium). They are using tritium as they don't have H-3. We believe fusion will not be "green" without H-3, as tritium is not much different than nuclear fission in that tritium needs to be stored safely as it has a half/life of 12.3 years and can cause harm. Fusion is developing to commercialization, H-3 is a true green fuel source and in abundance on the moon, and cost to transport is dropping dramatically. As nuclear fusion commercializes, we expect that all earth based nuclear reactors could use H-3 as a fuel source over tritium, so we expect our market to be worldwide. We do not have any data to suggest what market share we could reasonably expect to garner upon nuclear fusion commercialization.

Competition

This industry is in its infancy and competition is limited. We are aware of a single US company that intends to mine H-3 from the moon. We expect governments such as China and India to potentially mine lunar H-3 in the future as well, as these countries have expressed such intent publicly. NASA recently announced its plans to explore harvesting resources from the Moon within the next 10 years, hoping to establish large scale lunar regolith mining by 2032 and extracting resources such as water, iron, and rare metals. If earth based fusion reactors and other industries begin using H-3, we anticipate a number of competitors could enter the space.

Government Regulation

Currently, there are no regulations or treatise relating to mining on the moon. There is also no intellectual property protection on the moon, although we will be protected in each jurisdiction in which we have applied for and been granted protection. Thus, any activities relating to the building, testing or launching of technology using our intellectual property would be protected in such jurisdiction. There is the 1979 Moon treaty, which has been ratified by only a few countries and does not yet cover mining activities on the moon, although rules may be promulgated at some point in the future. The 2015 Commercial Space Launch Competitiveness Act allows US citizens and businesses to exploit space resources and makes whatever is extracted the property of the extractor. In 2020 President Biden issued an executive order supporting mining on the moon.

Employees

The Company does not currently have employees. All services are provided on an independent contractor basis.

Transfer Agent

The Company has engaged DealMaker Transfer Agent, an affiliate of our Intermediary, to act as our transfer agent.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

Because we are a "start-up", we face a material risk of business failure.

We were organized in June 2023. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), preparing for this offering and applying for our initial patents. We have not generated any revenues. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from our intellectual property may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

Technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

Our Company is subject to legal risk.

Our Company is developing products for a brand new industry with unknown risks and challenges. The Company could be subject to litigation if our products do not work properly. In addition, our Company deals with vast amounts of sensitive data, raising concerns about potential breaches and misuse of information, leading to legal consequences. Intellectual property theft and patent infringements are other liability risks, with competitors and individuals keen on exploiting cutting-edge technology. Any litigation would reduce the resources of the Company and require time of our officers to be diverted from our operations.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that maintaining and enhancing our brand is critical to expanding our market presence. We may experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect, or may be negatively impacted by market conditions.

Our success will depend on the growth of industries using H-3. In particular, we do not know how successful the adoption of our technologies will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our technologies does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to develop intellectual property, manufacture equipment, apply for patent protection, and transport our technologies. Any interruptions, delays, or disruptions in and to the delivery of such services could expose the Company to liability and harm the Company's business and reputation.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's Manager and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their affiliates have been established by the Manager and may not be on an arm's-length basis. The Manager and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the management and its affiliates and the Company.

The management and their affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may have similar objectives as the Company. Similarly, we license technology from an entity controlled and principally owned by our CEO, Homer Rick Hewitt. Mr. Hewitt will experience conflicts of interest should there ever be a dispute between the Company and our licensor. In such dispute, we may not fair as well as we would with an independent third party licensor.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Articles of Organization and Operating Agreement, the Company's Manager and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including, volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2022 and 2023. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our technology to generate revenues and sustain profitability.

We may not be able to successfully commercialize our technology, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our technology will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will be awarded any patents or generate any revenues. Further, we do not currently know how we will ultimately monetize our technology, but potential revenue sources could include licensing, patent protection lawsuits, and actual lunar mining operations.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

We may be unable to adequately protect our proprietary rights.

The Company currently does not have any of its intellectual property protected by patents or trademarks, although we have applied for both. Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our potential for growth largely depends on our ability to innovate and add value to our products and services with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and licensors. We plan to continue making, significant investments to maintain and enhance the technology and infrastructure and to evolve our information processes and computer systems to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, the value of our company may be adversely affected.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We intend rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to develop new relationships with potential customers and partners and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

An investment in the Company may have numerous tax consequences.

Any investment in the Securities and the Company may have significant tax consequences to members. Prospective investors are urged to consult their personal tax advisors concerning the tax consequences of an investment in the Offering based on their particular circumstances. We are not providing any tax advice to investors, except that we encourage Investors to seek advice from competent tax advisors as to the consequences of an investment in the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Members have no decision-making authority.

Our Manager has complete discretion to decide to what technologies to pursue and how to attempt to monetize our intellectual property. Further, Class A Interests are non-voting and investors will have no ability to vote on Company matters. All voting will be done by the Class M Interest holder, an affiliate of our Manager. Thus, our Manager has complete control over the Company.

Lunar mining has never been done and the Company cannot anticipate all the risks, uncertainties, dilemmas, obstacles, or regulations that it may face.

We do not know if we will be issued any patents or other IP protection by any jurisdiction. Further, we do not know how we will ultimately monetize our technologies.

Setting up lunar mining operations and then bringing the products home has never been done. To be successful, the Company would have to rely on a number of launches and technologies that don't yet exist, such as a lunar rover that would crisscross the surface to dig up regolith. Commercial attempts to land on the moon in the past year have been unsuccessful or suffered loss. Our equipment could be destroyed or lost in space if the craft carrying our equipment malfunctions Even if successful, getting to the moon could be cost prohibitive or otherwise significantly affect profits.

We will not be able to fully replicate lunar conditions during testing -once on the moon, our technologies could prove ineffective.. There could be human injury or death should anyone be exposed to H-3 as a result of our operations, which could expose us to litigation costs. Insurance may not cover our equipment on the moon or lawsuits stemming from activities while in space.

Competitors may not compete fairly since there is a lack of regulation of lunar mining. Since there are no regulations set in place as of yet, there's also an added risk of the race to extract as much resources as possible, altering the makeup of the moon or other objects in space. Future regulation could make it impractical or undesirable to conduct lunar mining operations.

If we elect to license our technology, we cannot be assured of the consideration or terms we would secure in a licensing arrangement.

Risks Related to the Offering and Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Our Manager has broad discretion in how to utilize offering proceeds.

You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Using a credit card to purchase Class A Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1.00 per-Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $1.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Class A Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this Offering may be significantly diluted.

The Company is authorized to issue an unlimited number of Interests. Thus, the Class A Interests hereby offered will be subject to dilution via the sale of additional Interests in the Company. Such sales may be on different terms than offered herein. How many securities will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Class A Interests are being offered, the Class A Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." While our Operating Agreement presently prohibits any transfer that would result in any Series being beneficially owned by more than 2,000 persons or 500 non-"accredited investors," the Manager has the right to waive, and for a number of Series has waived, this prohibition. To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future condition of the Company are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company was incorporated in Arizona on June 12, 2023 to advance practical technologies for sustainably detecting and extracting lunar H-3. The purpose of this Offering is to raise capital to develop additional intellectual property, apply for patents for such intellectual property, and for overhead.

We are offering a minimum of $9,709.00 and a maximum of $4,854,000 in Class A Interests of the Company. Class A Interests are being sold in this Offering for $1.00 per Interest. The minimum investment for any investor is $1,000.00 ($1,030 with the Investor Processing Fee), unless waived by our Manager on a case-by-case basis.

Upon subscribing for Class A Interests, investors will be charged an Investor Processing Fee equal to 3% of their subscription amount, which will be applied to and increase the Target Offering Amount to $10,000.27 and Maximum Offering Amount to $4,999,620. The Investor Processing Fee will also be applied to and reduce the individual investor limits (below discussed), but will not be applied towards the purchase of Class A Interests (e.g. if an investor subscribes for a $1,000.00 in Class A Interests, they will be charged $1,030.00 and receive 1,000 Class A Interests).

For certain investors investing within the first two months and/or over a certain threshold, such investors will receive bonus Interests from the Company as follows:

- o Invest within the first month → 5% Bonus Interests*
- o Invest within the next month → 2% Bonus Interests*
- o Invest $2,500+ → 5% Bonus Interests
- o Invest $5,000+ → 7% Bonus Interests
- o Invest $10,000+ → 9% Bonus Interests
- o Invest $25,000+ → 12% Bonus Interests
- o Invest $100,000+ → 15% Bonus Interests

 * Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. The next month begins at 12:00 am on the 30th day after Launch Date (the conclusion of the prior 30-day period) and concludes at 11:59 pm EDT 30-days later (03:59 am UTC on the 31st day). Perks based on amount invested will not be cumulative based on the aggregate amount invested over time, but rather applied to each individual investment respectively (ex. If an investor invests $50k on day 61 and $75k and day 70, the investor will get 12% bonus shares for the $50k investment and 15% bonus shares for the $75k investment). All bonus shares will be issued at the conclusion of the offering.

Class A Interests are being offered on a "best efforts" basis.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

We have also hired affiliates of the Intermediary to provide transfer agent, marketing and technology services, which affiliates will receive fees in addition to the fees and commissions payable to the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$20,500 activation fees;
8.5% of the amount raised in the Offering, payable in cash from Offering proceeds (each closing of the Offering);
$2,000 monthly subscription fee during the Offering, which could total $24,000; and
$15,000 monthly for marketing.

Reimbursements

To the extent that the Company was advanced funds relating to this Offering, it will reimburse such advances through the proceeds of this Offering, including advances from our Manager.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Use of Proceeds	Maximum Offering Amount	Target Offering Amount
Fees to Intermediary(1)	$ 469,467,	$10,000.27
Research and Development/Patent Creation(2)	$ 2,380,153	
Grant Applications(3)	$ 150,000	
Lab Creation(4)	$ 1,000,000	
Working Capital(5)	$ 1,000,000	

(1) Investors will pay an Investor Processing Fee of 3% of their respective subscription amounts. This fee will be added to the Target Offering Amount, Maximum Offering Amount, and calculated within the individual investor investment limits. Investors will not receive Class A Interests in exchange for the transaction fee.
(2) We intend to grow our patent application portfolio. Each patent application is expected to cost us approximately $50,000, including legal, contractors (physicists), and fees.
(3) We may apply for government grants. We expect each grant application to cost us approximately $50,000.
(4) We intend to establish a laboratory to test our technologies.
(5) Working capital may include overhead, rent, utilities, misc. expenses and payroll. Our Manager does not intend to pay himself a salary until we have raised at least $1,200,000. When he does start receiving a salary, he anticipates taking a salary of approximately $200,000 per year. Additionally, we intend to hire a full time systems engineer of approximately $150,000 per year.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Class A Interests by completing the subscription process hosted by our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

     iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Class A Interests have been sold, the Offering Deadline or this offering is earlier terminated by the Company. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of Interests, Class A and Class M. The Company is authorized to issue an unlimited number of Class A Interests. The Manager may create additional classes of Interests and establish the rights and privileges of such Interests.

Class A Interests are non-voting and Class M Interests shall be the only Interests permitted to vote on matters subject to member voting, which are limited.

Outstanding Interests

As of July 15, 2024, the Company has 45 Class M Interests issued and outstanding. These interests have been issued to our Manager.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Principal Security Holders

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Christopher Salvino	45M Class M Interests	100.00%

Description of Securities

The rights and obligations of the Company's members are governed by the Operating Agreement, to which each prospective investor must agree to be bound as a condition to purchasing Class A Interests. Below are summaries of miscellaneous terms of the Operating Agreement, which summaries are qualified by the actual terms of the Operating Agreement.

Distributions

Interest holders will be entitled to distributions of cash from the Company at such times and in such amounts as declared by our Manager, in its sole discretion. "Distributable Cash" means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager When made, distributions will be made ratably based on the members' respective membership interests in the Company (a member's Interests divided by all issued and outstanding Interests). We do not intend to declare distributions in the near future.

Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties, in that Class A Interest holders are not permitted to vote on such matters. Even if such Interests were entitled to vote, the will represent a minority of the issued Interests in the Company, so that our Manager would have voting control in any case. Our Manager will manage all the business and affairs of the Company and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Voting and Control

Unless otherwise specified in the Operating Agreement or required by law, any action requiring the approval of the members may be approved by the vote or written consent of only the Class M Interest holder(s). Investors who become Class A Members will have no voting rights. The approval of the Class M Members is required for:

- The removal of the Manager or appointment of an additional Manager.

- Amending the Operating Agreement other than amendments that our Manager is permitted to enact.
- Merger or acquisition where the company is not the surviving entity.
- The dissolution of the Company, except as otherwise provided for in the Operating Agreement.

- The conversion of the Company to a corporation.
- Such other matters as are required by the Operating Agreement or the Arizona Revised Statutes, as amended ("**ARS**").

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering, which will dilute Investors. The Company is authorized to issue an unlimited number of Interests and, therefore, the amount of dilution Investors could experience is unlimited.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Class A Interests, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. The Company has not received a third party valuation and has determined the offering price for this Offering arbitrarily. The price of the Class A Interests may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Finally, no transfers may be approved, or assignee rights granted, unless the transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

In order to maintain easy governance and a clean cap table, avoid burdensome legal requirements and facilitate future trading of Interests, the Company may transfer issued Interests to the name of a custodian selected by our Manager so long as members maintain the same economic ownership in the Company. In such instance, the custodian will be the record holder of the Interests and entitled to vote such Interests, if applicable, in accordance with its custodian agreement. By signing our Operating Agreement, Investors will appoint our Manager as their attorney in fact in order to effectuate transfer of Interests to a custodian.

Under certain circumstances where a member has breached our Operating Agreement, as enumerated in our Operating Agreement, the Company may expel a member and may also purchase the member's interests at fair market value. If the Company does not repurchase the member's Interests, the member will be treated as an assignee with only economic interests in the Company.

Manager Compensation

The Manager may set his own compensation as well as the compensation of the Company's employees and consultants. The Manager has not yet set the amount of compensation he will receive, but he does intend such compensation to be in line with industry standards. The Manager is also entitled to reimbursement for expenses paid on behalf of the Company.

Manager Removal

Our Manager may be removed for Good Cause only, by 75% of Class M Interests. For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct and (ii) has a material, adverse effect on the Company, as determined by a non-appealable judgment from a court of competent jurisdiction.

Additional Capital Contributions

No additional capital contributions may be required.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Operating Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than 90 days, followed by a minimum of 3 face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Operating Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the *status quo* with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

The arbitration provisions do not apply to claims under the Securities Act or Securities Exchange Act of 1934, each as amended from time to time.

Taxation

The Company intends to elect to be taxed as a corporation. In the event that it does not elect to be taxed as a corporation, it will be taxed as a partnership pursuant to the provisions contained in Exhibit A of our Operating Agreement.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements from inception until December 31, 2024 are attached to this Form C as <u>Exhibit E</u>.

Operations, Liquidity, and Capital Resources

The Company was formed in Arizona on June 12, 2023. Since inception, we have developed our initial intellectual property and applied for seven expedited patents between August 6th, 2023 and April 29, 2024 with an anticipated eighth patent application to be filed in July 2024. Expedited patent applications cost more money but require the United States Patent Office to respond within 12 months of filing; unlike non-expedited process; we believe patents granted expedited are potentially more valuable to the Company due to timing (if granted) of having patents within approximately a year of application as opposed to multiple years of waiting. Of the seven filed to date, we have received 3 Notices of Allowance in June 2024 with anticipated final patent issuance numbers by approximately September 2024, as well as one Final Office Action in July 2024 on a fourth patent application. These first 8 patents cover a variety of topics related to detection methods of Helium-3 as well as part of the mining methods needed to mine Helium-3. No patents granted are applicable directly to any technology on the moon, but are related to patent coverage on Earth (for example, protection in the United States for launching and/or building of technology from the United States). We have not generated any revenues as expected to date as our focus is on patent applications for technology that can be applicable to equipment and/or processes built and/or launched from geographic locations on Earth covered by the future anticipated patents. Our expenses have been paid through capital provided by our Manager.. Since inception the founder has capitalized this entity without the need for debt, including lines of credit. Our Manager is expected to provide additional capital as needed until sufficient funds are raised through this offering; however, the Manager may limit future patent applications until they may be funded through this offering.
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. In addition, the Company plans to make future equity offerings in order to fund its operations. The Company intends to apply for approximately five or more additional patents over the next 12 to 18 months. Each application is expected to cost the Company approximately $50,000 or more, and take approximately one to six months from beginning until application with the USPTO; however, it is possible to do some patent development work simultaneously

Cash and Cash Equivalents

At December 31, 2024, we had $84 cash on hand. All expenses are currently being paid by our Manager. The Company does not have material debt outstanding.

Capital Expenditures and Other Obligations

The Company has no material capital expenditure commitments. The Company has no issuer liability/debt.

Trends and Uncertainties

We do not have significant enough operations to determine any trends in our business. At this point, it is uncertain what, if any, patents will be issued to the Company, how the Company will monetize its intellectual property, or if we or anyone else will ever be able to actually mine H-3 from the moon.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Previous Offerings of Securities

The Company has not previously conducted any offering for its securities, but has issued 45M Class M Interests to our Manager.


TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST


Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Below, the Company has disclosed transactions since our inception to the date of this offering statement, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We have issued 45M Class M membership interests to our founder, Christopher Salvino, and, consequently, he is a member of the Company and will have the right to vote his Interests and receive distributions therefrom. Lunar Helium-3 Mining Holdings, LLC is an affiliate of our Manager. The Class M Interests were issued in consideration for certain start up and operational expenses paid by our Manager. The Manager has paid all of our expenses to date.

Conflicts of Interest

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their affiliates. Our Manager and its affiliates may act, and are acting, as management of other entities. Further, our Manager and its affiliates may be involved with similar investments or businesses. Our Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

The existence of our Manager's Interests in the Company may create an incentive for our Manager to make more risky business decisions than it would otherwise make in the absence of such Interest.

Our Manager and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

RETIREMENT TURSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, Our Manager of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the Properties of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' membership interests so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website http://LH3M.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://invest.LH3M.com/

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B   Articles of Organization
Exhibit C   Operating Agreement
Exhibit D   Subscription Agreement
Exhibit E   Audited Financial Statements
Exhibit F   Escrow Agreement
Exhibit G   Agreement with Dealmaker
Exhibit H   IP Description